Exhibit 99.1

BTC DIGITAL LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except share data and per share data, or otherwise noted)

		As of December 31,	As of June 30,
	Note	2024	2025
		US$’000	US$’000

ASSETS
Current assets
Cash and cash equivalents		14,900	6,398
Accounts receivable	4	5,477	4,548
Prepayments and other current assets	5	2,891	7,916
Amounts due from related parties	14(b)	200	636
Digital assets	6	1,085	1,335

Total current assets		24,553	20,833

Non-current assets
Equity method investments	7	4,023	4,249
Right-of-use asset		384	363
Property and equipment, net	8	12,170	12,012
Total non-current assets		16,577	16,624

Total assets		41,130	37,457

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		115	153
Short term loans	10	484	-
Contract liabilities		124	-
Lease liability		49	48
Accrued expenses and other payables		121	76
Total current liabilities		893	277

Lease liability		320	280
Total non-current liability		320	280

Total liabilities		1,213	557

BTC DIGITAL LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of US$, except share data and per share data, or otherwise noted)

		As of December 31,	As of June 30,
	Note	2024	2025
		US$’000	US$’000

Shareholders’ equity
Ordinary shares (US$0.06 par value; 25,000,000 shares authorized; 6,434,040 and 7,516,975 shares issued outstanding as of December 31, 2024 and June 30, 2025)	13	368	433
Additional paid-in capital		228,137	229,899
Accumulated deficit		(188,588)	(193,432)

Total equity attributable to shareholders of the Company		39,917	36,900

Total shareholders’ equity		39,917	36,900

Total liabilities and shareholders’ equity		41,130	37,457

BTC DIGITAL LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS LOSS

(In thousands of US$, except share data and per share data, or otherwise noted)

		For the Six Months Ended of June 30,
	Note	2024	2025
		US$’000	US$’000

Revenues		4,979	5,731
Cost of revenues		(5,321)	(7,045)
Gross loss		(342)	(1,314)
Operating expenses:
Selling and marketing expenses		(96)	(150)
General and administrative expenses		(1,259)	(3,563)
Loss from operations		(1,697)	(5,027)
Other income (expenses):
Realized gain on exchange of digital assets		256	26
Interest income		-	170
Interest expenses		(15)	(30)
Equity in income on equity method investments		25	26
Other expenses, net		(4)	(9)
Loss before income tax		(1,435)	(4,844)
Income tax expense	9	-	-
Net loss		(1,435)	(4,844)

Net loss per share-Basic	11	(0.56)	(0.68)
Net loss per share- Diluted		(0.56)	(0.68)
Weighted average shares used in calculating net loss per share
- Basic		2,577,607	7,090,865
- Diluted		2,577,607	7,090,865

BTC DIGITAL LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of US$, except share data and per share data, or otherwise noted)

*	Retrospectively restated due to twenty for one reverse stock split, see Note 13

		Ordinary shares		Additional paid-in capital	Accumulated deficit	Total equity attributable to shareholders of the Company	Total shareholders’ equity
	Note	Number of shares	US$’000	US$’000	US$’000	US$’000	US$’000
Balances as of December 31, 2023		2,097,535	121	205,920	(186,599)	19,442	19,442
Net loss for the period		-	-	-	(1,435)	(1,435)	(1,435)
Issuance of ordinary shares		513,250	18	996	-	1,014	1,014
Share-based compensation		-	-	571	-	571	571
Balances as of June 30, 2024		2,610,785	139	207,487	(188,034)	19,592	19,592

		Ordinary shares		Additional paid-in capital	Accumulated deficit	Total equity attributable to shareholders of the Company	Total shareholders’ equity
	Note	Number of shares	US$’000	US$’000	US$’000	US$’000	US$’000
Balances as of December 31, 2024		6,434,040	368	228,137	(188,588)	39,917	39,917
Net loss for the period					(4,844)	(4,844)	(4,844)
Issuance of ordinary shares		1,082,935	65	(65)
Share-based compensation				1,827		1,827	1,827
Balances as of June 30, 2025		7,516,975	433	229,899	(193,432)	36,900	36,900

BTC DIGITAL LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$, except share data and per share data, or otherwise noted)

		For the Six Months Ended of June 30,
	Note	2024	2025
		US$’000	US$’000

Cash flows from operating activities:
Net loss		(1,435)	(4,844)
Adjustments to reconcile net income/(loss) to net cash generated from operating activities:
Depreciation and amortization		1,781	1,965
Realized gain on exchange of digital assets		(256)	(26)
Amortization of operating lease right-of-use asset		-	21
Equity income on equity method investments		(25)	(26)
Share-based compensation expenses	12	571	1,827
Decrease in accounts receivable		5,044	929
Increase in prepayments and other current assets		(2,270)	(2,934)
Change of Digital assets		(123)	(224)
Increase/(decrease) in accounts payable		(38)	38
Decrease/(Increase) in deferred revenue		420	(124)
Decrease in accrued expenses and other payables		-	(45)
Decrease of Current lease liability		-	(1)
Decrease of Lease liability-non-current		-	(40)
Net cash flow generated from/(used in) operating activities		3,669	(3,484)
Cash flows from investing activities:
Purchases of property and equipment		(4,025)	(2,498)
Repayment of advances from related parties		(647)	(436)
Prepayment to a third-party		-	(1,100)
Advances from related parties		390	-
Net cash used in investing activities		(4,282)	(4,034)
Cash flows from financing activities:
Proceeds from Short term loans		721	754
Repayment of Short term loans		(336)	(1,238)
Payment for investment in associate		-	(200)
Deferred offering costs paid		-	(300)
Proceeds from issuance of ordinary shares for private placement		472	-
Net cash generated from/(used in) financing activities		857	(984)
Net increase/(decrease) in cash and cash equivalents and restricted cash		244	(8,502)
Cash and cash equivalents and restricted cash at the beginning of the period		43	14,900
Cash and cash equivalents at the end of the period		287	6,398
Supplemental disclosure of cash flow information:
Interest paid		15	30

BTC DIGITAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

1.	Organization and Principal Activities

(a)	Principal activities

Meten EdtechX Education Group Ltd (the “Company”) was incorporated on September 27, 2019 under the law of Cayman Islands as an exempted company with limited liability. Meten EdtechX Education Group Ltd changed its name to “Meten Holding Group Ltd.” on August 11, 2021. On August 11, 2023, the Company changed its name to “BTC Digital Ltd.” The Company and its subsidiaries (the “Group”) are primarily engaged in the bitcoin mining business, and also generates revenue through mining machines resale and rental business operations.

As of June 30, 2025, the details of the Company’s subsidiaries were as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Major subsidiaries:
Meten International Education Group	July 10, 2018	Cayman Islands	100%	Investment holding
Meten Education Investment Limited (“Meten BVI”)	July 18, 2018	British Virgin Islands (“BVI”)	100%	Investment holding
Likeshuo Education Investment Limited (“Likeshuo BVI”)	July 18, 2018	BVI	100%	Investment holding
Meten Education (Hong Kong) Limited (“Meten HK”)	August 22, 2018	Hong Kong	100%	Investment holding
Likeshuo Education (Hong Kong) Limited (“Likeshuo HK”)	August 22, 2018	Hong Kong	100%	Investment holding
Meta Path investing holding company	December 3, 2021	Cayman Islands	100%	Investment holding
Met Chain investing holding company Ltd	January 5, 2022	BVI	100%	Investment holding
METEN BLOCK CHAIN LLC	March 8, 2022	United States	100%	Investment holding
Meten Service USA Corp.	March 3, 2016	United States	100%	Investment holding
BTC DIGITAL SINGAPORE PTE. LTD.	March 14, 2024	Singapore	100%	Investment holding
QUENCH DATA LLC	January 3, 2024	United States	100%	Leasing of property for Group use only

(b)	History of the Group and reorganization

Organization and General

The Company is authorized to issue 500,000,000 ordinary shares with a par value of $0.06 per share. On September 27, 2019, the Company issued one ordinary share to its sole director Richard Fear for a purchase price of $0.0001. On the same day, the one ordinary share owned by Richard Fear was transferred to Guo Yupeng.

Reverse recapitalization

On December 12, 2019, the Company entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) by and among the Company, EdtechX Holdings Acquisition Corp., a Delaware corporation (“EdtechX”), Meten Education Inc., a Delaware corporation and wholly owned subsidiary of the Company (“EdtechX Merger Sub”), Meten Education Group Ltd.(“Meten International”), a Cayman Islands exempted company which incorporated on July 10, 2018 and wholly owned subsidiary of the Company (“Meten Merger Sub”, and together with EdtechX Merger Sub, the “Merger Subs”). EdtechX was a blank check company incorporated in Delaware on May 15, 2018 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities.

On March 30, 2020, the Company consummated its acquisition of Meten International and EdtechX, pursuant to the Merger Agreement, where the Company acquired 100% of the issued and outstanding ordinary shares of Meten International and EdtechX, i.e., 318,601,222 ordinary shares of Meten International and 1,971,505 ordinary shares of EdtechX for 1,613,054 and 65,717 ordinary shares of the Company, respectively (the “SPAC Transaction”).

Meten International was determined to be the accounting acquirer given the controller of Meten International effectively controlled the combined entity Meten EdtechX Education Group Ltd after the SPAC Transaction.

The transaction is not a business combination because EdtechX was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Meten International for the net monetary assets of EdtechX, accompanied by a recapitalization. Meten International is determined as the predecessor and the historical financial statements of Meten International became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The equity is restated using the exchange ratio of 0.1519 established in the reverse recapitalization transaction, which is 48,391,607 divided by 318,601,222, to reflect the equity structure of the Company. Loss (income) per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio. The share and per share data is retrospectively restated using the exchange ratio in the share-based compensation footnote, see Note 12.

Immediately prior to the merger transaction, Azimut Enterprises Holdings S.r.l. invested $20,000 in EdtechX to purchase 2,000,000 units of EdtechX, which were converted into same number of units of the Company upon closing of the merger transaction.

In connection with merger transaction, on February 28, 2020, March 19, 2020 and March 26, 2020, three unrelated investors agreed to invest USD 6,000, USD 4,000 and USD 6,000 to purchase shares of the Company. The financing of the USD 12,000 was completed on March 30, 2020, and the USD 4,000 financing was terminated on April 14, 2020 as the investor failed to pay the purchase price by the agreed deadline.

Reorganization of Meten International

Prior to the SPAC Transaction, Meten International undertook a series of steps to restructure its business.

Meten International’s history began in April 2006 with the commencement of operations of Shenzhen Meten International Education Co., Ltd. (“Shenzhen Meten”), a limited liability company incorporated in the PRC by Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yupeng Guo (collectively, the “Founders”). On December 18, 2017, Shenzhen Meten was converted into a joint stock limited liability company and 30,000,000 shares of RMB1 each were issued.

From March 2012 to August 2018, Mr. Yun Feng, Shenzhen Daoge Growth No.3 Investment Fund Partnership (Limited Partnership), Shenzhen Daoge Growth No.5 Investment Fund Partnership (Limited Partnership), Shenzhen Daoge Growth No.6 Investment Fund Partnership (Limited Partnership), Shenzhen Daoge Growth No.11 Investment Fund Partnership (Limited Partnership), Shenzhen Daoge Growth No.21 Investment Fund Partnership (Limited Partnership), Zhihan (Shanghai) Investment Center (Limited Partnership), Hangzhou Muhua Equity Investment Fund Partnership (Limited Partnership) (collectively known as the “Pre-listing Investors”) each acquired certain equity interests in Shenzhen Meten.

In preparation of the listing in capital markets of Shenzhen Meten’s general adult English training, overseas training services, online English training and other English language-related services businesses (the “Business”), Shenzhen Meten underwent a series of reorganization transactions (“Reorganization”) in 2018. The main purpose of the Reorganization is to establish a Cayman Islands holding company for the Business in preparation for its overseas listing.

The Reorganization was executed in the following steps:

1)	Meten International was incorporated as an exempted company with limited liability in the Cayman Islands on September 27, 2019 and as offshore holding company of the Group. In July and August 2018, the Founders and Pre-listing Investors subscribed for ordinary shares of Meten International at par value, all in the same proportions as the percentage of the then equity interest they held in Shenzhen Meten. Upon the issuance of ordinary shares to the Founders and Pre-listing Investors, the equity structure of the Meten International is identical to that of Shenzhen Meten.

2)	In July 2018, Meten International further established two wholly-owned subsidiaries in the British Virgin Islands, Meten BVI and Likeshuo BVI.

3)	In August 2018, Meten BVI and Likeshuo BVI established two wholly-owned subsidiaries in Hong Kong, Meten HK and Likeshuo HK, respectively.

4)	In September 2018, Meten HK and Likeshuo HK established two wholly-owned subsidiaries in China, named Zhuhai Meizhilian Education Technology Co., Ltd.(“Zhuhai Meizhilian”) and Zhuhai Likeshuo Education Technology Co., Ltd. (“Zhuhai Likeshuo”), respectively.

5)	In October 2018, Shenzhen Meten was split into three separate legal entities, namely Shenzhen Meten, Shenzhen Likeshuo Education Co., Ltd. (“Shenzhen Likeshuo”) and Shenzhen Yilian Education Investment Co. Ltd. (“Shenzhen Yilian Investment”).

6)	In November 2018, Zhuhai Meten and Zhuhai Likeshuo (collectively the “WFOEs”) entered into a series of contractual arrangements, including a business cooperation agreement, exclusive technical service and management consultancy agreement, exclusive call option agreement, equity pledge agreement and shareholders’ rights entrustment agreement (collectively referred to as the “Contractual Arrangements” as further described below) with Shenzhen Meten, Shenzhen Likeshuo and their shareholders, respectively. Consequently, Shenzhen Meten and Shenzhen Likeshuo became consolidated VIEs of Meten International upon the completion of the relevant reorganization steps.

7)	As part of the Reorganization, Shenzhen Meten transferred its equity interests in certain operations that are not a part of the Business to Shenzhen Yilian Investment and made a net cash distribution of approximately RMB148,270. Such net payment is recorded as distributions in connection with Reorganization in the accompanying consolidated statements of changes in shareholders’ deficit for the year ended December 31, 2018.

The Reorganization involved the restructuring of the legal structure of the Business, which was under common control and did not result in any changes in the economic substance of the ownership and the Business. The accompanying consolidated financial statements have been prepared as if the VIE structure had been in existence throughout the periods presented and prior to the VIE structure was unwound.

Upon completion of the Reorganization, Meten International’s shares and per share information including the basic and diluted income/(loss) per share have been presented retrospectively as if the number of ordinary shares outstanding immediately after the completion of the Reorganization had been outstanding from the beginning of the earliest period presented, except for the ordinary shares issued in connection with the exchange of Redeemable Owner’s Investment held by the Pre-listing investors during the Reorganization have been weighted for the portion of the period that they were outstanding.

(c)	Unwinding of the VIE Structure

The Company has previously conducted the ELT services in China through a series of contractual arrangements with Shenzhen Meten and Shenzhen Likeshuo and their respective subsidiaries, and consolidated the financial results of Shenzhen Meten and Shenzhen Likeshuo and their subsidiaries in the Company’s consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”).

(d)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with GAAP’.

The consolidated financial statements are presented in dollars (“US$”), rounded to the nearest thousands except share data and per share data, or otherwise noted.

(e)	Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, and the VIEs before the VIE structure was unwound, in which it had a controlling financial interest. The results of the subsidiaries and the VIEs are consolidated from the date on which the Group obtained control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. All significant intercompany balances and transactions among the Company, its subsidiaries and the VIEs have been eliminated on consolidation.

2.	Summary of significant accounting policies

(a)	Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, estimate of standalone selling prices of each unit of accounting in multiple elements arrangements, estimate of breakage, the fair value of identifiable assets acquired, liabilities assumed and non-controlling interests in business combinations, the useful lives of long-lived assets including intangible assets, the fair value of the reporting unit for the goodwill impairment test, the allowance for credit losses on accounts receivable and other receivables, the realization of deferred tax assets, the fair value of share-based compensation awards, lease liability, Right-of-use asset and the recoverability of long-lived assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(b)	Functional currency

The Group use United States dollar (“US$”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of the PRC is United States dollar (“US$”).

(c)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and time deposits, which have original maturities of three months or less when purchased and which are unrestricted as to withdrawal and use. In addition, highly liquid investments which have original maturities of three months or less when purchased are classified as cash and cash equivalents.

(d)	Accounts receivable

Accounts receivable are presented net of allowance for credit loss. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and based on factors listed in the following paragraph. If the financial conditions of its franchisee were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

The Group maintains an allowance for credit loss for estimated losses resulting from the inability of its customers to make required payments. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(e)	Digital assets

Digital asset (including bitcoin) is included in current assets in the accompanying consolidated balance sheets. Digital assets purchased are recorded at cost and digital assets awarded to the Group through its mining activities are accounted for in connection with the Group’s revenue recognition policy disclosed below.

Digital assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital assets at the time its fair value is being measured. In testing for impairment, the Group has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Group concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of digital assets by the Group, if any, will be included within investing activities in the accompanying consolidated statements of cash flows, while digital assets awarded to the Group through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of digital assets are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in “realized gain (loss) on exchange of digital assets” in the consolidated statements of operations and comprehensive income (loss). The Group accounts for its gains or losses in accordance with the first-in first-out method of accounting.

(f)	Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, the Group initially records its investment at cost and subsequently recognizes the Group’s proportionate share of each equity investee’s net income or loss after the date of investment into earnings and accordingly adjusts the carrying amount of the investment. The Group reviews its equity method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investments. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

(g)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment.

Gains or losses arising from the disposal of an item of property and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of disposal.

The estimated useful lives are presented below.

Miners	5 years
Mining Infrastructure	10 years

Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

(h)	Impairment of long-lived assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment losses were recorded for the years December 31, 2024 and for the six months ended June 30, 2025.

(i)	Operating leases

The Group determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) asset, current and non-current lease liability on the Group’s consolidated balance sheets.

ROU lease assets represent the Group’s right to use an underlying asset for the lease term and lease obligations represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU asset and operating lease liability are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Group’s leases do not provide an implicit rate, the Group use its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The Group’s incremental borrowing rate for a lease is the rate of interest it would have to pay to borrow an amount equal to the lease payments under similar terms. The operating lease ROU asset also include initial direct costs incurred and any lease payments made to the lessor or before the commencement date, minus any lease incentives received. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

(j)	Revenue recognition

The Group adopted ASC 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of ASC 606, the Group follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The primary sources of the Group’s revenue is as follows:

(1)	Digital asset mining

The Group has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Group’s enforceable right to compensation only begins when the Group provides computing power to the mining pool operator. In exchange for providing computing power, the Group is entitled to a fractional share of the fixed digital assets award the mining pool operator receives, for successfully adding a block to the blockchain. The Group’s fractional share is based on the proportion of computing power the Group contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of the Group’s ordinary activities. The provision of such computing power is the only performance obligation in the Group’s contracts with mining pool operators. The transaction consideration the Group receives, if any, is noncash consideration, which the Group measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Group has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Group receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the digital assets award received is determined using the quoted price of the related digital assets at the time of receipt. There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for digital assets recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Group may be required to change its policies, which could have an effect on the Group’s consolidated financial position and results from operations.

(k)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards, if any. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of comprehensive income in the period the change in tax rates or tax laws is enacted.

The Group reduces the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is “more-likely-than-not’’ that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more-likely-than-not’’ realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, and the Group’s experience with operating loss and tax credit carryforwards, if any, not expiring.

The Group recognizes in its financial statements the impact of a tax position if that position is “more-likely-than-not’’ to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not’’ recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest and penalties recognized related to unrecognized tax benefits are classified as income tax expense in the consolidated statements of comprehensive income.

(l)	Share based compensation

Share-based awards granted to the employees in the form of share options are subject to service and non-market performance conditions. They are measured at the grant date fair value of the awards. The compensation expense in connection with the shares awarded to employees is recognized using the straight-line method over the requisite service period. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate.

In determining the fair value of the shares awarded to employees, the discounted cash flow pricing model has been applied.

Estimation of the fair value involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, including the expected share price volatility (approximated by the volatility of comparable companies), discount rate, risk-free interest rate and subjective judgments regarding the Group’s projected financial and operating results, its unique business risks and its operating history and prospects at the time the grants are made.

(m)	Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(ac)	Fair value measurements

The Group applies ASC 820, Fair Value measurements and Disclosures, for fair value measurements financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the financial statements on a recurring and non-recurring basis. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes three levels of inputs that may be used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access at the measurement date.

●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. In situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances.

The carrying amounts of cash and cash equivalents, accounts receivable, amounts due from related parties, accounts payable, amounts due to related parties, income taxes payable, lease liability, accrued expenses and other payables as of December 31, 2024 and June 30, 2025 approximate their fair values because of short maturity of these instruments.

(ad)	Net income/(loss) per share

Basic net income/(loss) per share is computed by dividing net income/(loss) attributable to shareholders of the Group by the weighted average number of ordinary shares outstanding during the year. Diluted net income/(loss) per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised into common shares. Ordinary share equivalents are excluded from the computation of the diluted net income/(loss) per share in years when their effect would be anti-dilutive. The Group has non-vested shares which could potentially dilute basic income/(loss) per share in the future. To calculate the number of shares for diluted net income/(loss) per share, the effect of the non-vested shares is computed using the treasury stock method.

(ae)	Recently issued accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact of the update on Company’s consolidated financial statements and related disclosures.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. We are currently evaluating the impact the adoption of ASU 2024-03 will have on its combined financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. The ASU provides additional guidance on whether induced conversion or extinguishment accounting should be applied to certain settlements of convertible debt instruments that do not occur in accordance with the instruments’ preexisting terms. The ASU requires entities to apply a preexisting contract approach. To qualify for induced conversion accounting under this approach, the inducement offer is required to preserve the form of consideration and result in an amount of consideration that is no less than that issuable pursuant to the preexisting conversion privileges. ASU 2024-04 clarifies how entities should assess the form and amount of consideration when applying this approach. In addition, the new ASU clarifies that induced conversion accounting can be applied to settlements of certain convertible debt instruments that are not currently convertible as long as the instrument contained a substantive conversion feature as of both its issuance date and the inducement offer acceptance date. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. We are currently evaluating the impact the adoption of ASU 2024-03 will have on its combined financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued. We do not expect the adoption of this accounting standard to have an impact on our combined financial statements.

On July 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient (for all entities) and an accounting policy election (for all entities, other than public business entities, that elect the practical expedient) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The Board developed the new guidance in conjunction with the Private Company Council to address concerns from stakeholders that estimating expected credit losses can be costly and complex for such transactions. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company expects the adoption on this ASU will not have a material effect on the Company’s combined financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations, or cash flows.

3.	Risks and Concentration

Credit and concentration risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents and restricted cash. As of June 30, 2025, substantially all of the Group’s cash and cash equivalents and restricted cash were deposited in financial institutions located in the United States, Hong Kong and the PRC, which management believes are of high credit quality.

4.	Accounts receivables

The following table provides information about contract assets, accounts receivable, deferred revenue and financial liabilities from contracts with customers.

	As of December 31,	As of June 30,
	2024	2025
	US$’000	US$’000

Accounts receivable	5,477	4,548

5.	Prepayments and other current assets

The prepayments and other assets consist of the following:

	As of December 31,	As of June 30,
	2024	2025
	US$’000	US$’000
Prepayments and other current assets
Prepayment for equipment	1,895	2,473
Prepayment for mining facility	-	3,386
Deposits*	1,181	1,181
Others**	295	1,356
Less: Allowance for credit loss	(480)	(480)
Total	2,891	7,916

*	A March 2024 US$0.5 million deposit paid for a terminated Bitcoin mining facility acquisition remains partially unrecovered, with US$0.48 million outstanding due to counterparty default. A full impairment loss was recognized based on assessed credit risks.

**	The others mainly include prepaid financing advisory, consulting and sales service fees and other sundry receivables.

6.	Digital assets

	As of December 31,	As of June 30,
	2024	2025
	US$’000	US$’000

DOGE	-	28
LTC	-	4
BTC	1,085	1,303
Total	1,085	1,335

Additional information about bitcoin:

For the six months ended June 30, 2025, the Group generated cryptocurrencies primarily through mining services. The following table presents additional information about cryptocurrencies for the years ended December 31, 2024 and for the six months ended June 30, 2025, respectively:

	As of December 31,	As of June 30,
	2024	2025
	US$’000	US$’000

Opening balance	436	1,085
Receipt of cryptocurrencies from mining services	1,190	427
Exchange of BTC into USDT	(541)	71
Repayment to third party	-	(248)
Ending balance	1,085	1,335

For the six months ended June 30, 2025 and for the years ended December 31, 2024, the Group recognized impairment of Nil against bitcoins.

7.	Equity method investments

In December 2021, the Group had entered into an agreement with industry experts to establish a joint venture, Met Chain Co Limited under the laws of Hong Kong (the “2021 Joint Venture”), specializing in the research and development (“R&D”), production, and sales of cryptocurrency mining equipment. Upon the formation of the 2021 joint venture, the Group held 21% of the equity interests in the 2021 joint venture, with the option to acquire the equity interests held by the other parties to the Joint Venture Agreement under certain conditions as set forth in the Joint Venture Agreement. In November 2022, the Group had entered into an equity transfer agreement with each of the four other equity holders of Met Chain Co Limited to acquire a total of 3.3% of the equity interests in Met Chain Co Limited from the four equity holders, in consideration for such number of ordinary shares of the Company, par value $0.06 per share, valued at RMB7,120,478. In September 2024, the Group had entered into an equity transfer agreement with each of the four other equity holders of Met Chain Co Limited to acquire a total of 5.23% of the equity interests in Met Chain Co Limited from the four equity holders, in consideration for such number of ordinary shares of the Company, par value $0.06 per share, valued at US$ 1,050,400.As of December 31, 2024 and June 30, 2025, the Group held 24.3% and 29.53% of the equity interests in Met Chain Co Limited, respectively.

The Group recognized gain on equity method investments of $25,000 and $26,000 for the six months ended June 30, 2024 and 2025, respectively.

8.	Property and equipment, net

Property and equipment consists of the following:

	As of December 31,	As of June 30,
	2024	2025
	US$’000	US$’000
Cost:
Miners for Bitcoin	20,321	22,128
Total cost	20,321	22,128

Less: Accumulated depreciation	8,151	10,116

Property and equipment, net	12,170	12,012

Depreciation expense recognized for the six months ended June 30, 2024 and 2025 were $1,781, and $1,965, respectively.

9.	Income tax

(a)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income, corporation or capital gain, and no withholding tax is imposed upon the payment of dividends to shareholders.

(b)	BVI

Under the current tax laws of the BVI, the Company’s BVI subsidiaries are not subject to any income taxes in the BVI.

(c)	Hong Kong Profits Tax

Under the current Hong Kong Inland Revenue Ordinance, the Group’s Hong Kong subsidiaries are subject to Hong Kong profits tax on its taxable income generated from the operations in Hong Kong. A Two-tiered Profits Tax rates regime was introduced since year 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at half the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Payments of dividends by the subsidiaries to the Company are not subject to withholding tax in Hong Kong.

10.	Short term loans

On October 1, 2022, the Group entered into a loan agreement with JM Digital., INC., with a maturity date of October 1, 2023. The Group had drawn down USDT $1,000 (RMB 6,897.2) under the agreement, which is subject to a fixed interest rate of 12% and an origination fee rate of 2%. The loan was guaranteed by 147 units of Ant Miner (S19 series machines) that are hosted at Exponential Digital, LLC’s facilities as collateral. The loan was fully repaid upon maturity as of December 31, 2023.

In 2023, the Group used BTC as collateral on Binance and applied for a collateralized loan of 181,500 USDT. These loans have no fixed term and can be repaid at any time. As of December 31, 2023, the Group had 4.09 BTC pledged as collateral, with an outstanding loan balance of 125,000 USDT. As of June 30, 2025, t collateralized loan was fully repaid.

11.	Loss per share

Basic and diluted net loss per share for each of the years presented are calculated as follow:

	For the Six Months Ended June 30,
	2024	2025
	(in thousands of US$, except share data and per share data)
Losses per share—basic
Numerator:
Net loss available to shareholders of the Company - basic and diluted	(1,435)	(4,844)
Denominator
Weighted average number of ordinary shares - basic	2,577,607	7,090,865
Effect of dilutive securities	-	-
Dilutive effect of non-vested shares	2,577,607	7,090,865
Denominator for diluted net loss per share
Losses per share— basic	(0.56)	(0.68)
Losses per share—diluted	(0.56)	(0.68)

12.	Share-based compensation

The Group adopted the 2020 employee equity incentive plan (“2020 Plan”) for the granting of share-based awards to executive management, key employees and directors of the Group in exchange for their services.

According to the term of the 2020 Plan, the awarded share units would be contingently redeemable upon the occurrence of certain events. The repurchase price is determined based on a number of factors, including but not limited to the original subscription price of the share units and the business performance of the Group. The Group has made an assessment of the cash settlement feature in the award and the probability of the contingent event’s occurrence. Based on the assessment, the Group concluded that the cash settlement feature could be exercised only on the occurrence of a contingent event that is outside the employee’s control, and is not probable of occurring. Accordingly, the Group classified the award as equity.

The Group accounts for the compensation cost based on the fair value of the awarded share units on the grant-date, on which all criteria for establishing the grant dates are satisfied. The grant-date fair value of the awarded share units is recognized as compensation expense, net of estimated forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period.

The share-based compensation expenses of $571,000 and $1,827,000 were charged to general and administrative expenses for the six months ended June 30, 2024 and 2025, respectively.

13.	Equity

Ordinary shares

On September 27, 2019, the Company was authorized to issue 500,000,000 ordinary shares with a par value of $0.0001 per share. Holder of the Company’s ordinary shares are entitled to one vote for each share.

On July 10, 2018, Meten International was incorporated as limited liability company with authorized share capital of 380,000 Hong Kong dollar (“HK$”) divided into 38,000,000 shares with par value HK $0.01 each. After the incorporation of Meten International, the Founder and Pre-listing Investors subscribed 47,035 ordinary shares of Meten International at par value of HK $0.01.

In December 2018, Meten International increased its authorized share capital by creation of 500,000,000 shares with par value of US$0.0001 and issued 318,601,222 ordinary shares of US$0.0001 each, and repurchased the 47,035 existing issued ordinary shares of HK $0.01 par value each and decreased the authorized share capital by cancellation of all unissued shares of HK$0.01 each.

On March 30, 2020, the Company consummated its acquisition of Meten International and EdtechX, pursuant to the Merger Agreement. A total of 318,601,222 ordinary shares of Meten International were converted to 48,391,607 ordinary shares of the Company. A total of 1,971,505 ordinary share of EdtechX were converted to the equal shares of the Company.

Immediately prior to the Business Combination, Azimut Enterprises Holdings S.r.l. invested $20,000 in EdtechX to purchase 2,000,000 units of EdtechX, which were converted into same number of units of the Company upon closing of the Business Combination.

In connection with the Business Combination, on February 28, 2020, March 19, 2020 and March 26, 2020, three unrelated investors agreed to invest US$6,000, US$4,000 and US$6,000, respectively, to purchase shares of the Company. The two $6,000 financings were completed on March 30, 2020, and the US$4,000 financing was terminated on April 14, 2020 as the investor failed to pay the purchase price by the agreed deadline.

In connection with the Business Combination, the Company adopted a new incentive plan to replace the 2018 Plan. The Company rolled over awards granted under the 2013 Plan and 2018 Plan with the same amount and terms. As a result, options to purchase 3,050,701 of the Company’s ordinary shares were issued and outstanding on March 30, 2020. Additionally, the Company reserved for issuance pursuant to the plan one percent (1%) of the total issued and outstanding ordinary shares on the closing date (being 531,005 ordinary shares), and will reserve an additional 1% of then-outstanding shares each year for a period of four years following the first anniversary of the closing date of the Business Combination.

On January 4, 2021, the Company issued 1,327,514 Ordinary Shares under the Company’s 2020 share incentive plan to Pan Yanqiong, the Chief Marketing Officer of Likshuo.

The Company offered 40,000,000 ordinary shares, par value US$0.0001 per share, pursuant to the prospectus supplement and the accompanying prospectus, at a purchase price of US$1.00 per share on May 21, 2021.

On September 1, 2021, the Company offered 22,500,000 ordinary shares, par value US$0.0001 per share at a purchase price of US$0.30 per share.

On November 9, 2021, the Company entered into a securities purchase agreement with certain investors, to sell an aggregate of 33,333,334 ordinary shares, par value $0.0001 per share, of the Company, at an offering price of $0.60 per share.

On May 4, 2022, the Company completed a thirty for one reverse stock split (the “Reverse Split”) of its issued and outstanding ordinary shares, par value $0.003 per share.

On June 29, 2022, the Company approved the proposal to increase their authorized share capital from US$50,000 divided into 16,666,667 ordinary shares of par value of US$0.003 each to US$1,500,000 divided into 500,000,000 ordinary shares of par value of US$0.003 each.

On August 4, 2022, the Company offered 1,470,475 ordinary shares, par value US$0.0001 per share at a purchase price of US$0.30 per share.

On November 10, 2022, the Company issued 3,532,841 ordinary shares of the Company, par value $0.003 per share, valued at RMB7,120,478, to the four equity holders to acquire 3.3% of the equity interests in the Joint Venture.

On June 7, 2023 and July 10, 2023, the Company has entered into an asset purchase agreement with two unaffiliated third parties to acquire 200 units of Antminer S19j Pro (110 TH/s), Bitcoin mining machines, and has issued to the sellers 227,456 ordinary shares of the Company.

On August 1, 2023, the Company has entered into subscription agreements with two foreign investors, including an institutional investor, Future Satoshi Ltd, and an individual investor, for the issue and sale of 200,000 ordinary shares of the Company, with a par value of $0.06 per share, for total gross proceeds of $1,000,000, or $5 per share.

On August 23, 2023, the Company completed a twenty for one share consolidation (the “2023 Share Consolidation”, together with the 2022 Share Consolidation, the “Share Consolidations”) of its issued and outstanding ordinary shares, par value $0.06 per share.

On October 5, 2023, the Company has entered into an asset purchase agreement with two unaffiliated third parties to acquire 220 units of Antminer S19j Pro, Bitcoin mining machines, and has issued to the sellers 276,572 ordinary shares of the Company.

On December 14, 2023, the Company has entered into subscription agreements with three individual investors, for the issue and sale of 303,497 ordinary shares of the Company, par value US$0.06 per share (the “Ordinary Shares”), for total gross proceeds of $1,014,286, or US$3.342 per share.

On January 5, 2024 the Company offered 303,497 ordinary shares, par value US$0.06 per share (the “Ordinary Shares”), under the subscription agreements on December 14, 2023.

On March 19, 2024, the Company issued 209,753 ordinary shares, under the Company’s share incentive plan, par value of $0.06 per share.

On July 23, 2024 the Company offered 166,667 ordinary shares, par value US$0.06 per share (the “Ordinary Shares”), under the acquisition agreement on June 28, 2024.

On September 16, 2024, the Company issued 520,000 ordinary shares of the Company, par value US$0.06 per share, to the four equity holders to acquire 5.23% of the equity interests in the Joint Venture.

On November 13 and 15, 2024, the Company issued 727,425 and 120,372 ordinary shares of the Company, par value US$0.06 per share, in connection with a cashless warrant exercise.

On December 9, 2024, the Company offered 880,000 ordinary shares, par value US$0.06 per share at a purchase price of US$8.0 per share.

In December, 2024, the Company issued 1,408,791 ordinary shares of the Company, par value US$0.06 per share upon the exercise of pre-funded warrants.

On January 17, 2025, the Company offered 439,935 ordinary shares, par value US$0.06 per share. These shares were issued upon the exercise of previously issued pre-funded warrants. Each Pre-Funded Warrant was exercisable for $0.001 per ordinary share.

On April 8, 2025, and May 12, 2025, the Company issued 321,500 ordinary shares each under the Company’s share incentive plan, with a par value of $0.06 per share.

As of December 31, 2024 and June 30, 2025, there were 6,434,040 and 7,516,975 ordinary shares issued and outstanding, respectively.

From the legal perspective, the Reverse Split applied to the issued shares of the Company on the date of the Reverse Split and does not have any retroactive effect on the Company’s shares prior that date. However, for accounting purposes only, references to our ordinary shares in this annual report are stated as having been retroactively adjusted and restated to give effect to the Reverse Split, as if the Reverse Split had occurred by the relevant earlier date.

Warrants

As of December 31, 2020, there were 12,705,000 warrants outstanding. the warrants have been trading on the Nasdaq Market under the symbol “METXW” since May 27, 2020.

On January 8, 2021, the Company successfully completed a tender offer for its warrants to purchase ordinary shares at a reduced exercise price of $1.40. The offer expired at 11:59 p.m. Eastern time on January 5, 2021.

The Company raised $6,192,286.80 in gross proceeds from the cash exercise of 4,423,062 warrants of the Company as part of the tender offer. In addition, 2,629,812 warrants to purchase ordinary shares of the Company were validly tendered for cashless exercise, resulting in the issuance of 1,364,512 ordinary shares of the Company.

The Company offered its existing loyal warrant holders the opportunity to exercise their warrants at $1.40 from the initial warrant exercise price at $11.50. Approximately 55.5% of the Company’s outstanding warrants were exercised in the tender offer.

Net proceeds are anticipated to be approximately $5,730,000 after deducting information agent fees, placement agent fees and other offering expenses and are expected to primarily be used for potential acquisitions and working capital and for general corporate purposes.

On February 19, 2021, 336,001 warrants to purchase ordinary shares were validly tendered for cashless exercise, resulting in the issuance of 336,001 ordinary shares. The exercise price of the warrants was $2.50 per share.

The Company offered 40,000,000 ordinary shares, par value US$0.0001 per share, pursuant to the prospectus supplement and the accompanying prospectus, at a purchase price of US$1.00 per share on May 21, 2021. Since the offering price per share of this offering was $1.00 per share, which was lower than $2.50 per share, the exercise price for outstanding warrants was reduced to $1.00 upon closing of the offering on May 21, 2021.

On September 1, 2021, the Company offered 22,500,000 ordinary shares, par value US$0.0001 per share at a purchase price of US$0.30 per share. The Company also offered 177,500,000 pre-funded warrants to purchase 177,500,000 ordinary shares, exercisable at an exercise price of $0.0001 per share (the “Pre-funded Warrants”, each a “Pre-funded Warrant”), to those purchasers whose purchase of ordinary shares in the offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding ordinary shares immediately following the consummation of the offering. The purchase price of each Pre-funded Warrant is $0.2999, which equals the price per ordinary share being sold to the public in that offering, minus $0.0001. The Pre-funded Warrants became immediately exercisable upon issuance and may be exercised at any time until all of the Pre-funded Warrants are exercised in full.

Upon effectiveness of the Reverse Split, each outstanding warrant of the Company became exercisable for 1/30 ordinary share of the Company, and the exercise price of Company’s outstanding warrants was increased to US$9.00, adjusted from $0.30 prior to the Reverse Split and representing the temporarily reduced price based on the Company’s Tender Offer Statement on Schedule TO, as amended and supplemented, originally filed by the Company with the U.S. Securities and Exchange Commission on December 7, 2020 (the “Tender Offer”). Based on the terms of the Tender Offer, following the date on which the closing price of the Company’s ordinary shares has been equal to or greater than $90.00 per share for at least twenty (20) trading days during the preceding thirty (30) trading day period, the exercise price of the Company’s outstanding warrants would be increased to US$345.00.

On August 4, 2022, the Company offered 22,899,047 ordinary shares, par value US$0.003 per share, consisting of (a) 1,470,475 ordinary shares issuable upon the exercise of pre-funded warrants (the “Pre-Funded Warrants”) and (b) 21,428,572 ordinary shares issuable upon the exercise of investor warrants (the “Investor Warrants”). Each Pre-Funded Warrant is exercisable for $0.001 per ordinary share and may be exercised at any time until all the Pre-Funded Warrants are exercised in full; and each Investor Warrant has an exercise price of $0.70 per share, is exercisable on or after August 8, 2022 and will expire on August 9, 2027.

As a result of the August 2022 offering, the exercise price of the Company’s public warrants was reduced to $0.70 per warrant. The exercise price of the Company’s outstanding warrants will be reset to $345.00 per share on the date following which the closing price of its ordinary shares has been equal to or greater than $90.00 per share for at least twenty (20) trading days during the preceding thirty (30) trading day period, and such exercise price will no longer be subject to the “full-ratchet” anti-dilution protection.

On December 9, 2024, the Company offered 1,620,000 Pre-Funded Warran, $7.999 for each Pre-Funded Warrant, which is equal to the public offering price per Ordinary Share to be sold in the offering minus an exercise price of $0.001 per Pre-Funded Warrant.

On January 17, 2025, the Company offered 439,935 ordinary shares, par value US$0.06 per share. These shares were issued upon the exercise of previously issued pre-funded warrants. Each Pre-Funded Warrant was exercisable for $0.001 per ordinary share.

As of June 30, 2025, all warrants of the Company have been settled in full, and there are no outstanding warrants as of such date.

14.	Related party transactions

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the Group entered into the following material related party transactions.

Name of party	Relationship
Mr. Zhao Jishuang	A major shareholder of the Company
Mr. Guo Yupeng	A major shareholder of the Company
Mr. Peng Siguang	A major shareholder of the Company
Met Chain Co.,Limited	An associate company of the company

(a)	Major transactions with related parties

	For the Six Months Ended June 30,
	2024	2025
	USD’000	USD’000

Advances from related parties
- Mr. Zhao Jishuang	390	-
Total	390	-

	For the Six Months Ended June 30,
	2024	2025
	USD’000	USD’000

Repayment of advances from related parties
- Mr. Zhao Jishuang	644	-
- Met Chain Co.,Limited	3	-
Total	647	-

	For the Six Months Ended June 30,
	2024	2025
	USD’000	USD’000

Advances to related parties
- Mr. Zhao Jishuang	12	150
- Mr. Peng Siguang	-	285
- Met Chain Co.,Limited	188	1
Total	200	436

(b)	Balances with related parties

	As of December 31,	As of June 30,
	2024	2025
	USD’000	USD’000
Amounts due from related parties
Current
- Mr. Guo Yupeng	12	162
- Mr. Peng Siguang	-	285
- Met Chain Co.,Limited	188	189
Total	200	636

(i)	Advances from/to these related parties are unsecured, interest free and repayable on demand.

15.	Restricted net assets

There is no other restriction on use of proceeds generated by the Group’s subsidiaries to satisfy any obligations of the Company.

16.	Commitments

Capital commitments

The Group has commitment for capital expenditure totaling $149,000 as of June 30, 2025. The commitment is related to purchase miners and acquire a BTC mining facility.

17.	Subsequent events

Registered Direct Offering

On July 16, 2025, the Company completed a registered direct offering resulting in gross proceeds of approximately US$6.0 million of the Company’s Ordinary Shares at a price of $3.00 per Ordinary Share. The offering consisted of the sale of 2,000,000 Ordinary Shares.

Increase in Authorized Shares

On August 22, 2025, at the 2025 Extraordinary General Meeting of the Company’s shareholders, the shareholders approved an increase in the Company’s authorized share capital from US$1,500,000, divided into 25,000,000 ordinary shares with a par value of US$0.06 each, to US$12,000,000, divided into 200,000,000 ordinary shares with a par value of US$0.06 each.

Except for the subsequent events disclosed above, there are no other material subsequent events that require recognition or disclosure in these financial statements.